UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

INFOSPACE, INC.

(Exact name of registrant as specified in its charter)

Delaware	91-1718107
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

601 108th Avenue, Suite 1200 Bellevue, WA	98004
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.0001 par value per share	NASDAQ Global Select Market.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.     ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.     ☐

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act:

Not Applicable

(Title of Class)

The undersigned hereby amends, as set forth below, the Registration Statement on Form 8-A filed by the registrant with the Securities and Exchange Commission on December 3, 1998.

Item 1. Description of Registrant’s Securities to be Registered

On June 4, 2009, the stockholders of InfoSpace, Inc., a Delaware corporation (“InfoSpace” or the “Company”), approved an amendment (the “Amendment”) to the Amended and Restated Certificate of Incorporation of the Company (the “Certificate,” and, together with the Amendment, the “Certificate of Incorporation”) to reclassify its existing common stock, par value $0.0001 per share (“Old Common Stock”), into shares of new common stock, par value $0.0001 per share (“Common Stock”), and impose restrictions on transfer of the Common Stock in certain circumstances. These restrictions on transfer prohibit certain future transfers of the Company’s capital stock, including the Common Stock, that could adversely affect the Company’s ability to utilize its net operating loss carryforwards and certain income tax credits to reduce its federal income taxes. Pursuant to the Amendment, each share of the Company’s Old Common Stock was automatically reclassified into one share of Common Stock (the “Reclassification”).

The authorized capital stock of the Company consists of 900,000,000 shares of Common Stock, 900,000,000 shares of Old Common Stock, and 15,000,000 shares of preferred stock, $0.0001 par value per share. The shares of the Common Stock are currently traded on the NASDAQ Global Select Market.

Except for the restrictions on transfer set forth in the Amendment and described below, the shares of Common Stock have the same rights and preferences as shares of Old Common Stock.

The following summary of certain provisions of the Company’s Common Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Certificate and the Amendment, which documents are included as exhibits hereto and incorporated herein by reference, and by the provisions of applicable law.

COMMON STOCK

The holders of the Company’s Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of the Company’s preferred stock, the holders of the Company’s Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Company’s Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock of the Company. Holders of the Company’s Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

As a result of the Reclassification, the Company’s shares of Common Stock are also subject to transfer restrictions such that holders of Common Stock are restricted from attempting to transfer (which includes any direct or indirect acquisition, sale, transfer, assignment, conveyance, pledge or other disposition) any of the share of Common Stock (or options, warrants or other rights to acquire the Company’s stock, or securities convertible or exchangeable into Common Stock), to the extent that transfer would (i) create or result in an individual or entity becoming a 5-percent shareholder of the Company’s stock for purposes of Section 382 of the Internal Revenue Code of 1986, as amended and the related Treasury Regulations (which are referred to as a “Five Percent Shareholder”) or (ii) increase the stock ownership percentage of any existing Five Percent Shareholder.

Transfers that violate the provisions of the Certificate of Incorporation shall be null and void ab initio and shall not be effective to transfer any record, legal, beneficial or any other ownership of the number of shares which result in the violation of the Certificate of Incorporation (which shares are referred to as “Excess Securities”). The purported transferee shall not be entitled to any rights as a Company stockholder with respect to the Excess Securities. Instead, the purported transferee would be required, upon demand by the Company, to transfer the Excess Securities to an agent designated by the Company for the limited purpose of consummating an orderly arm’s-length sale of such shares. The net proceeds of the sale will be distributed first to reimburse the agent for any costs associated with the sale, second to the purported transferee to the extent of the price it paid, and finally any additional amount will go to the purported transferor, or, if the purported transferor cannot be readily identified, to a charity designated by the Board of Directors.

All shares of the Common Stock that have been issued in exchange for shares of the Old Common Stock in the Reclassification are fully paid and nonassessable.

The Reclassification has an “anti-takeover” effect because, among other things, the Common Stock issued in exchange for the Old Common Stock restricts the ability of a person, entity or group to accumulate more than five percent of the Company’s Common Stock and the ability of persons, entities or groups now owning more than five percent of the outstanding shares of Common Stock from acquiring additional shares of the Company’s Common Stock without the approval of the Company’s Board of Directors.

OTHER ANTI-TAKEOVER PROVISIONS UNDER THE CERTIFICATE OF INCORPORATION AND RESTATED BYLAWS

Supermajority Vote Required to Approve a Change of Control. The Certificate of Incorporation provides that any “Business Combination” (as defined in the Certificate of Incorporation) that has not been approved by at least two-thirds of the Board of Directors will require the affirmative vote of stockholders holding at least two-thirds of the outstanding capital stock of the Company. Any Business Combination that has been approved by at least two-thirds of the Board of Directors requires the affirmative vote of stockholders holding at least a majority of the outstanding capital stock of the Company; provided, however, that if a Business Combination approved by at least two-thirds of the Board of Directors is not otherwise required by law to be approved by the Company’s stockholders, then no vote of stockholders would be required. This supermajority voting requirement to approve Business Combinations that have not been approved by at least two-thirds of the Board of Directors, which would include mergers and share exchanges, could discourage a potential acquiror that would seek to acquire the Company through such means.

Preferred Stock Rights Agreement. On July 19, 2002, in accordance with the terms of a Preferred Stock Rights Agreement (the “Rights Agreement”) between the Company and Mellon Investor Services LLC, as Rights Agent, the Company’s Board of Directors declared a dividend of one right

(a “Right”) to purchase one one-thousandth share of the Company’s Series C Participating Preferred Stock (“Series C Preferred”) for each outstanding share of Common Stock. Unless earlier redeemed by the Company in accordance with the Rights Agreement, the Rights will become exercisable upon the earlier of (a) the tenth day (or such later date as may be determined by the Company’s Board of Directors) after a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares then outstanding, and (b) the tenth business day (or such later date as may be determined by the Company’s Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company’s then outstanding Common Shares. The earlier of such dates is referred to as the “Distribution Date.”

The Rights approved by the Board of Directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company’s Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Undesignated Preferred Stock. The Company’s Board of Directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

Classified Board of Directors. The Company’s Certificate of Incorporation provides for the division of the Company’s Board of Directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by the Company’s stockholders. Directors may be removed only for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of directors.

Limitations on the Ability of Stockholders to Act by Written Consent or Call a Special Meeting. The Certificate of Incorporation provides that the Company’s stockholders may not act by written consent unless the matter has been properly brought before the stockholders by or at the direction of the Company’s Board of Directors. This limit on the ability of the stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of the Company’s capital stock would not be able to amend the Certificate of Incorporation or the Restated Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Restated Bylaws.

Stockholder Meetings. Under the Certificate of Incorporation and Restated Bylaws, the stockholders of the Company may call a special meeting only upon the request of holders of at least 30% of the outstanding shares. Additionally, the Board of Directors, the Chairman of the Board, the Chief Executive Officer and the President may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The Restated Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. However, the Restated Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of the Company.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation of the company provides otherwise. The Certificate of Incorporation and Restated Bylaws provide that cumulative voting shall not exist with respect to the shares of the Company’s capital stock.

Amendment of Charter Provisions. The amendment of certain of the above provisions in the Certificate of Incorporation regarding the transfer restrictions requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Anti-Takeover Statutes. The Company is subject to Section 203 of the Delaware General Corporation Law which regulates corporate acquisitions of public held companies. This law provides that specified persons who, together with affiliates and associates, owns, or within three years did own, 15% or more of the outstanding voting stock of a publicly held Delaware corporation, or an interested stockholder, may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in advance of the a manner prescribed by Delaware law. The law defines the term “business combination” to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by the Company’s Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of the Company’s Common Stock.

The laws of the Washington, where the Company’s principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act (the “WBCA”) prohibits a “Target Corporation,” with certain exceptions, from engaging in certain “Significant Business Transactions” with a person or group of persons which beneficially owns 10% or more of the voting securities of the Target Corporation (an “Acquiring Person”) for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the Target Corporation’s board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the Target Corporation as a result of the Acquiring Person’s acquisition of 10% or more of the shares or allowing the Acquiring Person to receive any disproportionate benefit as a stockholder. After the five-year period, a Significant Business Transaction may take place as long as it complies with certain fair price provisions of the statute or is approved at an annual or special meeting of stockholders. A Target Corporation includes a foreign corporation if (i) the corporation has a class of voting stock registered pursuant to Section 12 or 15 of the Securities Exchange Act of 1934, as amended, (ii) the corporation’s principal executive office is located in Washington, (iii) any of (a) more than 10% of the corporation’s stockholders of record are Washington residents, (b) more than 10% of its shares of record are owned by Washington residents or (c) 1,000 or more of its stockholders of record are Washington residents, (iv) a majority of the corporation’s employees are Washington residents or more than 1,000 Washington residents are employees of the corporation and (v) a majority of the corporation’s tangible assets are located in Washington or the corporation has more than $50 million of tangible assets located in Washington. A corporation may not “opt out” of this statute. If the Company meets the definition of a Target Corporation, Chapter 23B.19 of the WBCA may have the effect of delaying, deferring or preventing a change of control of the Company.

Item 2. Exhibits

Number	Description

3.1	Amended and Restated Certificate of Incorporation (as revised by the Amendment to Amended and Restated Certificate of Incorporation dated June 4, 2009)

3.2(1)	Amendment to Amended and Restated Certificate of Incorporation dated June 4, 2009

3.3(2)	Restated Bylaws, as amended

4.1(3)	Form of Certificate of the Powers, Designations, Preferences and Rights of Series A Preferred Stock.

4.2(4)	Certificate of the Powers, Designations, Preferences and Rights of Series B Preferred Stock.

4.3(5)	Form of Certificate of Designation of Rights, Preferences and Privileges of Series C Participating Preferred Stock of InfoSpace, Inc.

4.4(6)	Preferred Stock Rights Agreement, dated as of July 19, 2002, between the Company and Mellon Investor Services LLC, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively.

(1)	Incorporated by reference to the Current Report on Form 8-K filed by the registrant on June 5, 2009.
(2)	Incorporated by reference to the Current Report on Form 8-K filed by the registrant on November 20, 2007.
(3)	Incorporated by reference to the Registration Statement on Form S-1 (No. 333-86313) filed by the registrant on September 1, 1999, as amended.
(4)	Incorporated by reference to the Registration Statement on Form S-1 (No. 333-58048) filed by the registrant on March 30, 2001, as amended.
(5)	Incorporated by reference to the Current Report on Form 8-A filed by the registrant on July 24, 2002
(6)	Incorporated by reference to the Current Report on Form 8-K filed by the registrant on July 24, 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 4, 2009	InfoSpace, Inc.

	By:	/S/ DAVID B. BINDER
David B. Binder Chief Financial Officer